

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
David Lovatt
Chief Executive Officer
Pocket Games, Inc.
305 Forest Avenue
Woodmere, NY 11598

>   **Re: Pocket Games, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 18, 2013**
>   **File No. 333-192939**

Dear Mr. Lovatt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with your analysis of whether you believe you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

2.   Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405 of Regulation C, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors

Risks Related to Our Business

"We are not subject to the 15(d) reporting requirements…," page 9

3.   It appears that the heading of this risk factor incorrectly states that you will not be subject to the 15(d) reporting requirements of the Exchange Act. Please revise or advise.

Selling Stockholders, page 14

4.   Please reconcile the information presented in the fifth and sixth columns of the selling stockholder table as it relates to Yaakov Fulda's share ownership after the offering.

Directors, Executive Officers, Promoters and Control Persons, page 19

5.   We note that Mr. Lovatt, your CEO, also controls DNA Interactive Games Limited, a company that also appears to be in the mobile gaming business and with which you have an agreement related to the development of the game known as SH3G. Please include a risk factor discussing the conflicts of interests faced by Mr. Lovatt in connection with his control of both businesses and how such conflicts will be resolved. Finally, please tell us whether your officers reside outside of the United States. If an officer does reside outside of the United States, add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

Security Ownership of Certain Beneficial Owners and Management, page 20

6.   It appears that Yaakov Fulda should be included in the beneficial ownership table. Please revise or advise. Refer to Item 403 of Regulation S-K.

Description of Securities

Common Stock, page 21

7.   We note your reference to common stock that will be issued upon completion of this offering. As this offering appears to involve only shares that are already outstanding, please remove this language or advise.

Interest of Named Experts, page 23

8.   We note your statement that none of the shares owned by Hamilton & Associates Law Group, P.A. are being registered in this offering. We also note that the selling stockholder table lists Hamilton & Associates as a selling stockholder. Please reconcile.

Description of Business, page 23

9.   We note the images of Pocket Football you include on pages 25 and 26. As the development of Pocket Football does not appear to be complete, please provide your analysis of whether the inclusion of these images is appropriate. For additional guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

10.   Provide support for your claims that "research by San Francisco-based games analytics company Flurry has found that social, turn-based games are in what they determine the monetization 'sweet spot'," and that "Pocket Football and subsequent derivate products based on other sports fall squarely within this 'sweet spot'."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

11.   You disclose in this section that you expected to complete the milestones associated with the development of SHG3 before January 1, 2014. Please update the status of each milestone. Also, expand this section to discuss your plan of operations as it relates to the development of Pocket Football. Identify milestones for the development of the game, the costs associated with each milestone, anticipated funding sources and the time frame for completing each milestone.

Certain Relationships and Related Transactions, page 34

12.   It appears that David Lovatt and Elliott Polatoff qualify as promoters as that term is defined in Securities Act Rule 405 of Regulation C. Please ensure that you provide information responsive to Items 401(g) and 404(c) of Regulation S-K.

Consolidated Financial Statements

Note 2. Basis of Presentation and Going Concern, page 47

13.   You disclose that management plans to raise equity capital to finance the operating and capital requirements of the company. On page 8 you disclose that current cash on hand is sufficient to pay for your operating costs for one month, you do not have any plans or

specific agreements for new sources of funding, and have no agreements for financing in place. Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing in further detail management's plan to fund operations. Such disclosure should disclose the amount of minimum proceeds necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

Exhibits, page 55

14.   Please file as an exhibit your agreement with DNA Interactive Games Limited or advise why this is not required. Also, file a written description of the lease agreement with your shareholder. Refer to Item 601(b)(10) of Regulation S-K. For additional guidance, see Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Undertakings, page 56

15.   Your fifth undertaking references Rule 419(b) when it appears that it should reference Rule 424(b). Please revise and ensure that the text of your undertakings corresponds with the appropriate text of Item 512 of Regulation S-K.

Signatures, page 58

16.   Please provide the signature of your controller or principal accounting officer. See General Instruction VI.C of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Brenda Lee Hamilton, Esq.